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SECUR 18006874 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CARTER, TERRY & COMPANY, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD, SUITE 1200
(No. and Street)

ATLANTA	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN MONTET **404-364-2141**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 14 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

BW

OATH OR AFFIRMATION

I, **TIMOTHY J. TERRY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CARTER, TERRY & COMPANY, INC.**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary

KRISTIN W MONTET
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JANUARY 22, 2022
FULTON COUNTY, GEORGIA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Carter, Terry & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carter, Terry & Company, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carter, Terry & Company, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carter, Terry & Company, Inc.'s management. Our responsibility is to express an opinion on Carter, Terry & Company, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carter, Terry & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Carter, Terry & Company, Inc.'s auditor since 2017.

Maitland, Florida

March 9, 2018

CARTER, TERRY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	447,174
Deposits with clearing organizations		70,000
Due from Clearing Broker		327,694
Securities owned		2,039
Advances to officers and employees		61,150
Other Receivables		18,568
Notes Receivable From Brokers		179,000
Prepaid expenses		113,608
Total current assets		1,219,233
	$	1,219,233
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	$	368,262
Unearned Revenue		111,332
Taxes Payable		105
Due to holding company		58,000
Total current liabilities		537,699
Stockholder's equity:		
Common stock: $1 par value, 10,000 shares authorized; 2,472 shares issued and outstanding		2,472
Additional paid-in capital		386,304
Retained earnings		292,758
Total stockholder's equity		681,534
	$	1,219,233

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Revenue Recognition

Commission income related to customer accounts is reported on a settlement date basis, which approximates a trade date basis. Revenues from investment banking fees are recognized when earned in accordance with the terms of service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Income Taxes

The Company and First Atlanta file a consolidated income tax return. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the members of the group when those members issue separate financial statements. As allowed under ASC 740, the Company calculates current and deferred tax effects as if it were a separate taxpayer. To the extent that this calculation results in items which would be recorded on the balance sheet of a standalone taxpaying entity, such as income taxes payable and deferred tax assets and liabilities, the Company adjusts its balance due from or due to First Atlanta. The current income tax effect is described in Note 9.

The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United State of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $100,000 for cash. At December 31, 2017, the Company maintained no cash balances with FDIC or SIPC-insured institutions in excess of these amounts. Cash and cash equivalents on the statement of financial condition includes money market mutual fund balances which exceed $100,000. Such balances typically qualify as securities for SIPC coverage in the event of financial failure of the brokerage firm, though not as protection against potential loss of market value.

Management does not believe a credit risk concentration relating to receivables exists due to the financial stability of the two clearing organizations from whom the receivable balance is due.

3. Securities Owned:

Securities owned consist entirely of marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company reports these investments at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Receivables consist of commissions due from the Company's two clearing organizations that were collected in January 2018, therefore no allowance for doubtful accounts is necessary for these balances at December 31, 2017.

5. Advances to Officers and Employees:

Advances are due on demand from various officers and employees, and carry no stated interest rate.

6. Fair Value Measurements:

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:

* Quoted prices for similar assets or liabilities in active markets.
* Quoted prices for identical or similar assets or liabilities in inactive markets.
* Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2017:

	Fair Value Measurements Using Input Type			
	Level 1	Level 2	Level 3	Total
Common stock – small cap	$ 2039	-0-$	-0-$	2039

7. Notes Receivable

The notes receivable contains provisions for forgiveness of principal (and accrued interest under certain conditions) if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals. The Company amortizes the principal balance of the forgivable notes (along with accrued interest under certain conditions) over the contractual term of the note. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements. The maturity date of the loan with the latest maturity is February 2023.

8. Contingencies and Commitments:

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2017 requiring contingent loss recognition.

9. Income Taxes:

The provision for income taxes consists of the following:

Current federal tax expense	$	48,500
Current state tax expense		9,500
	$	58,000

In respect of the currently calculated provision, the Company recognized a net increase of $58,000 in the liability due to First Atlanta at December 31,2017.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the consolidated tax return for the year ended December 31, 2017 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the consolidated income tax returns filed by First Atlanta remains open for three years ended on or before December 31, 2017.

10. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance, and management and administrative services to the Company. During the year ended December 31, 2017, the Company paid First Atlanta $300,000 for rent and $360,000 for other expenses, which are aggregated as management fees.

11. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital.

At December 31, 2017, the Company has net allowable capital of $301,624, which is $201,624 in excess of the required net capital of$100,000. The Company's percentage of aggregate indebtedness to net capital is 178.27% as of December 31, 2017. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company may receive but does not hold customer or other broker or dealer securities.

12. Retirement Plans:

The Company has adopted a 401(K) plan covering substantially all employees to which the Company may make discretionary employer contributions. There was no employer contribution to the plan during 2017.